April 20, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention: Katherine Bagley

Re:	Project Roadrunner Parent Inc. Registration Statement on Form S-4 File No. 333-264188

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Project Roadrunner Parent Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-264188) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission on or prior to 4:05 p.m. on April 22, 2022.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Alexander M. Schwartz at (312) 862-2578 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

PROJECT ROADRUNNER PARENT INC.

By:	/s/ Joseph Flanagan
Name: Joseph Flanagan
Title: President and Chief Executive Officer